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17009776

SEC Mail Processing Section
MAY 26 2017
Washington DC
408

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SEC FILE NUMBER
8 - 66961

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2016 (MM/DD/YY) **AND ENDING** 3/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue, NF10
(No. and Street)

Torrance	CA	90501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Ro — (310) 468-7758 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name -- if individual, state last, first, middle name)

601 South Figueroa Street, 9th Floor	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB

OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Treasurer
Title

See attached
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A copy of the Exemption Report
- [X] (p) Independent auditor's report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On 5/18/17 before me, Christine Rhee, notary public.
Date — Here Insert Name and Title of the Officer

personally appeared Nicholas J. Ro
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(ies), and that by his/~~her~~/~~their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CHRISTINE RHEE
Commission # 2043044
Notary Public - California
Los Angeles County
My Comm. Expires Sep 27, 2017

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: TPSS USA Audited Financials Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______	Signer's Name: ______
☐ Corporate Officer — Title(s): ______	☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ______	☐ Other: ______
Signer Is Representing: ______	Signer Is Representing: ______

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Index to Financial Statements
March 31, 2017

Page

pwc

Report of Independent Registered Public Accounting Firm

To management and the Board of Directors of
Toyota Financial Services Securities USA Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Toyota Financial Services Securities USA Corporation (the "Company") at March 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Computation of Net Capital under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole

PricewaterhouseCoopers L.L.P.

May 18, 2017

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Statement of Financial Condition

March 31, 2017

Assets	
Cash	$ 3.617,614
Deposit with and receivable from clearing broker	251.376
Deferred income taxes	5,581
Note receivable from affiliate	8,000,00
Other assets	11.804
Total assets	$ 11.886.375
Liabilities and Shareholder's Equity	
Accounts payable and accrued liabilities	$ 103.072
Income taxes payable	399.908
Total liabilities	502.980
Shareholder's equity	
Capital stock. $0.001 par value: 10.000 shares authorized: 2.500 issued and outstanding	3
Additional paid-in-capital	249.997
Retained earnings	11.133.395
Total shareholder's equity	11.383.395
Total liabilities and shareholder's equity	$ 11.886.375

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Statement of Income

For the Year Ended March 31, 2017

Revenues		
Commissions	$	1,287,000
Interest income		39,364
Total revenues		1,326,364
Expenses		
Regulatory fees	$	39,948
Clearing fees		100,000
Operating		101,563
Total expenses		241,511
Income before income taxes		1,084,853
Provision for income taxes		407,295
Net income	$	677,558

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)

Statement of Shareholder's Equity

For the Year Ended March 31, 2017

	Capital Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2016	2 500	$ 3	$ 249.997	$ 10.455.837	$ 10,705 837
Net income	–	–	–	677.558	677.558
Balance at March 31, 2017	2.500	$ 3	$ 249.997	$11.133.395	$ 11.383.395

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2017

Cash flows from operating activities		
Net income	$	677,558
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in deposit with and receivable from clearing broker		24,011
Decrease in deferred income taxes		7,387
Increase in other assets		(5,051)
Increase in accounts payable, accrued liabilities, and income taxes payable		42,093
Total adjustments		68,440
Net cash provided by operating activities		745,998
Cash flows from investing activities		
Net cash provided by / (used in) investing activities		-
Cash flows from financing activities		
Net cash provided by / (used in) financing activities		-
Net increase in cash		745,998
Cash at the beginning of the year		2,871,616
Cash at the end of the year	$	3,617,614
Supplemental Disclosures		
Income taxes paid	$	381,345
Cash paid for interest	$	-

1. **Nature of Operations**

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services International Corporation ("TFSIC"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSIC.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. TFSS was formed for the purpose of directly offering TMCC debt products to the United States debt market.

The Company has a clearing agreement with a non-affiliated broker dealer to process and clear all of the Company's securities transactions on a fully disclosed basis

The Company is headquartered in Torrance, California and has no branches or sales offices. Administrative and back office support is provided by its affiliate, TMCC. Such services are governed by a Shared Expense Agreement between TMCC and the Company (Note 6).

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America

Revenue Recognition
The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis. Interest income is recorded when earned

Cash and Cash Equivalents
Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less at purchase. The Company holds cash in financial institutions in excess of the FDIC insured limits The Company periodically reviews the financial condition of the financial institutions to assess the credit risk. There were no cash equivalents at March 31, 2017.

Deposit with and Receivable from Clearing Broker
Amounts due at March 31, 2017 represent a clearing deposit of $250,000 and other receivables from the clearing broker due to TFSS in the normal course of business. The Company incurred clearing fees of $100,000 to the clearing broker in fiscal year 2017.

2. **Summary of Significant Accounting Policies (Continued)**

Fair Value Measurements
The majority of the Company's assets and liabilities are carried at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company maintains policies and procedures to value financial instruments using the best and most relevant data available. Management believes that the fair value of financial assets and liabilities recognized on the statement of financial condition approximates carrying value due to their short-term nature.

Fair Value Hierarchy

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical. unrestricted assets or liabilities.

Level2: Quoted prices in active markets for similar assets and liabilities. or inputs that are observable either directly or indirectly. for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities

As of March 31. 2017. and during the year then ended. the Company had no assets or liabilities classified as Level 2 or 3. There were no transfers between levels during the year.

Income Taxes
Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740. *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes. based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. which could result in the Company recording a tax liability.

The Company is part of the TFSIC consolidated federal income tax return. TFSS does not file a separate state income tax return. but may be included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMNA") or other subsidiaries of TFSIC. Federal and state income tax expense is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns. TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMNA. TFSIC or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

As of March 31. 2017. we remain under IRS examination for fiscal 2017 and 2016. The Internal Revenue Service examination for fiscal 2015 was concluded in the second quarter of fiscal 2017. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period Actual results could differ from those estimates.

Subsequent Events
In preparing the financial statements. management has evaluated subsequent events for potential recognition of disclosure from March 31. 2017 through May 18. 2017. the date of the financial statement issuance Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this

3. Regulatory Requirements

The Company. as a registered broker and dealer in securities. is subject to the uniform net capital rule of the SEC (Rule 15c3-1) The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken. could have a material effect on the Company's financial statements. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital. both as defined. shall not exceed 15 to 1. At March 31. 2017. the Company's net capital. as defined. was $3.366.010 which was $3.332.478 in excess of its required net capital of $33.532 The Company's aggregate indebtedness to net capital ratio was 0.15 to 1.

The Company is exempt from the SEC Rule 15c3-3 under the provision of section (k)(2)(ii) of such Rule as a broker or dealer who carries no customer accounts and clears all customer transactions on a fully disclosed basis through another clearing broker. Operating under such exemption. the Company has not prepared a Computation for Determination of Reserve Requirements for Brokers or Dealers.

4. **Provision for Income Taxes**

The provision for income taxes consists of the following:

	For the Year Ended March 31, 2017
Current	
Federal	$ 358.033
State	41.875
Total current expense	399.908
Total deferred expense	7.387
Provision for income taxes	$ 407.295

The Deferred Income Tax asset on the Statement of Financial Condition represents amounts related to California State income taxes. This asset is expected to be fully realized.

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the Year Ended March 31, 2017
Provision for income taxes at U S. federal statutory tax rate	35.00%
State and local taxes (net of federal tax benefit)	2.54%
Effective tax rate	37.54%

5. **Expense Recognition**

Expenses are recorded as incurred and disclosed within the Statement of Income

6. **Related Party Transactions**

The Company has entered into a Shared Expense Agreement with TMCC to support the ongoing administration. marketing and operation of the Company. As part of this agreement: TMCC provides the Company with office space. office equipment. office supplies. administrative services and other services. including employee compensation. at no cost to the Company. Based on the Shared Expense Agreements. these costs approximate $190.865 for the year ended March 31. 2017. No amounts are due as of March 31. 2017 relating to the Shared Expense Agreement.

The Company has recorded income taxes payable of $399.908 to TMCC as of March 31. 2017.

As mentioned in Note 2. all commission revenues earned by the Company are related to securities transactions executed on behalf of TMCC. As mentioned in Note 10. the Company entered into a loan agreement with TMCC.

7. Fair Value Measurements

The following describes the valuation methodologies. key inputs and significant assumptions of assets measured at fair value on a recurring basis.

Cash Equivalents
Cash equivalents are comprised of money market investments and represent highly liquid investments with maturities of three months or less at purchase. Amounts invested in money market funds where quoted market prices are available are classified in Level 1 of the fair value hierarchy.

At March 31 2017. the Company had no money market investments.

8. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties Due to the difficulty in predicting future events that could result in claims. the Company is not able to estimate a maximum exposure under these arrangements. However, the Company believes the risk of loss related to these arrangements is remote. As of March 31 2017. there were no pending litigations or claims against the Company.

9. Concentration Risk

As discussed in Note 1. the Company s securities transactions are introduced on a fully disclosed basis to its clearing broker dealer. Off balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker dealer may charge any losses they incur to the Company

The Company clears all of its trades through one clearing broker. The Company is required to maintain a deposit with its clearing broker. which can fluctuate. based on trading activities. In the event the clearing broker does not fulfill its obligations the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company is exposed to credit risk from the potential inability of its clearing broker to perform in accordance with the terms of the contract. The Company monitors credit risk associated with its clearing broker.

10. Note Receivable from Affiliate

Amounts represent balances receivable under a promissory note entered into with TMCC in February 2016. Under this agreement TMCC can borrow up to $15 million from TFSS. Amounts receivable from TMCC under the agreement are $8 million at March 31. 2017. Interest is assessed at the equivalent of the US Federal Funds Rate. as published by Bloomberg Financial. Interest income earned for the year ended March 31. 2017 was $38.676 and is included with interest income in the statement of income. Interest receivable on the note was $5.436 at March 31. 2017 and is included with other assets on the Statement of Financial Condition.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Supplemental Schedule – Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2017

Net Capital	
Shareholder's Equity	$11,383,395
Less: Non-Allowable Assets	8,017,385
Net Capital before Haircuts on Security Positions	3,366,010
Haircut on Security Positions	-
Net Capital	$3,366,010
Aggregate Indebtedness	$ 502,980
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	33,532
Minimum Net Capital Requirement	5,000
Excess Net Capital	3,332,478
Net Capital less 10% of Aggregate Indebtedness	3,315,712
Aggregate Indebtedness/Net Capital	0.15

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's unaudited amended Form X-17A-5 Part II FOCUS filing as of March 31, 2017, filed on April 17, 2017.

Toyota Financial Services Securities USA Corporation's
Exemption Report

CRD #135978

Toyota Financial Services Securities USA Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R §240.15c3-3 (k) throughout the year ended March 31, 2017 without exception.

Toyota Financial Services Securities USA Corporation

I, Nicholas Ro, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: President, Treasurer

Date: May 18, 2017

pwc

Report of Independent Registered Public Accounting Firm

To management and the Board of Directors of
Toyota Financial Services Securities USA Corporation

We have reviewed Toyota Financial Services Securities USA Corporation's (the "Company's") assertions, included in the accompanying Toyota Financial Services Securities USA Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers L.L.P.

May 18, 2017

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T (213) 356 6000, F (813) 637 4444, www.pwc.com/us